

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 25, 2012

Via E-Mail
Jonathan Oringer, Chief Executive Officer
Shutterstock, Inc.
60 Broad Street, 30th Floor
New York, NY 10004

> **Re: Shutterstock, Inc.**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed August 30, 2012**
> **File No. 333-181376**

Dear Mr. Oringer:

      We have reviewed your supplemental response submitted on September 17, 2012 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Unaudited Pro Forma Financial Statements, page 42

1.   Please provide a numerical reconciliation of all of the adjustments included in each of your net pro forma adjustments, either on the face of the statements or within the notes to these statements. Please ensure your reconciliation clearly indicates which adjustments are increases and which are decreases.

Notes to the Unaudited Pro Forma Financial Statements

Note (a), page 45

2.   Please clarify how the $67.9 million difference between the book value of redeemable preferred interests and the fair value of shares issued was recorded. In this regard, we note that you disclose that it is an adjustment to additional paid in capital, but it does not

appear to be a component of the net adjustment made to additional paid in capital in your pro form financial statements. Please ensure your reconciliation clarifies this.

Note (i), page 46

3.   It appears that you will recognize a credit in your statement of operations relating to the modification of the profits interest award held by an executive officer.   Please tell us the authoritative accounting guidance you are following in accounting for this modification and recognizing a reduction in compensation expense. Please also tell us what consideration you gave to disclosing the accounting guidance you are following in accounting for this modification.

Basic and Diluted Pro Forma as Adjusted Net Income Per Share of Common Stock, page 47

4.   Please disclose a reconciliation of the shares included in your weighted average shares of common stock outstanding-basic for the periods ended December 31, 2011 and June 30, 2012.

You may contact Laura Veator, Staff Accountant, at (202) 551-3716 or Craig Wilson, Senior Assistant Chief Accountant, at (202) 551-3226 if you have questions regarding comments on the financial statements and related matters. Please contact Edwin Kim, Attorney-Advisor, at (202) 551-3297 or, in his absence, me at (202) 551-3462 with any other questions.

Sincerely,

/s/ Barbara C. Jacobs for

Mark P. Shuman
Legal Branch Chief

cc: Via E-Mail
         David Ruff, Esq.
         Orrick, Herrington & Sutcliffe LLP